UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

ATHLON ENERGY INC.

(Name of Subject Company)

ALENCO ACQUISITION COMPANY INC.

(Offeror)

ENCANA CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

047477104

(CUSIP Number of Class of Securities)

Corporate Secretary

Encana Corporation

Suite 4400, 500 Centre Street SE

Calgary, Alberta, Canada T2P 2S5

(403) 645-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Andrew J. Foley

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,818,577,427.00	$676,118.70

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Athlon Energy Inc. (“Athlon”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $58.50, the tender offer price, by (b) the sum of (i) 97,134,446, the number of issued and outstanding Shares (as defined below), (ii) 1,767,619 Shares (at maximum performance levels) subject to outstanding awards of Athlon restricted shares and (iii) 560,797 Shares (at maximum performance levels) subject to outstanding awards of Athlon restricted stock units. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2014, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.00011620.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $676,118.70	Filing Party: Encana Corporation and Alenco Acquisition Company Inc.
Form or Registration No.: Schedule TO	Date Filed: October 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Encana Corporation, a Canadian corporation (“Encana”), and Alenco Acquisition Company Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Encana, with the Securities and Exchange Commission on October 10, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Athlon Energy Inc., a Delaware corporation (“Athlon”), that are issued and outstanding at a price of $58.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York City time, on Wednesday, November 12, 2014 (one minute after 11:59 p.m., New York City time, on Wednesday, November 12, 2014), the Offer expired as scheduled and was not extended. Following the expiration of the Offer, Purchaser was advised by the Depositary that a total of 88,025,770 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 86.9% of the outstanding Shares on a fully diluted basis. In addition, the Depositary advised that Notices of Guaranteed Delivery had been delivered with respect to 4,487,330 Shares, representing approximately 4.4% of the outstanding Shares on a fully diluted basis.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer, Encana and Purchaser will cause the Merger to become effective as promptly as practicable without a meeting of stockholders of Athlon in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who are entitled to and who properly demanded appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

Following the Merger, all Shares will be delisted and will cease to trade on the NYSE.

On November 13, 2014, Encana issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xv) to the Schedule TO and is incorporated herein by reference.

Item12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(xv)	Press Release issued by Encana, dated November 13, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2014

ENCANA CORPORATION

By:	/s/ Jeffrey G. Paulson
	Name:	Jeffrey G. Paulson
	Title:	Vice-President, Corporate Legal Services & Corporate Secretary

ALENCO ACQUISITION COMPANY INC.

By:	/s/ Andrew L. Rogers
	Name:	Andrew L. Rogers
	Title:	Vice-President

EXHIBIT INDEX

Index No.

(a)(1)(i)*	Offer to Purchase, dated October 10, 2014.

(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in The New York Times on October 10, 2014.

(a)(5)(i)	Joint Press Release issued by Encana and Athlon, dated September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(ii)	Investor Presentation, dated September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 29, 2014).

(a)(5)(iii)	Transcript of Investor Conference Call held by Encana on September 29, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(iv)	Transcript of Media Conference Call held by Encana on September 29, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(v)	Transcript of Video Announcing the Acquisition (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on September 30, 2014).

(a)(5)(vi)	Investor Presentation, dated October 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Encana with the Securities and Exchange Commission on October 1, 2014).

(a)(5)(vii)*	Complaint filed by Matt Youdall, individually, on behalf of all others similarly situated and derivatively on behalf of Athlon, on October 6, 2014, in the District Court of Tarrant County, Texas.

(a)(5)(viii)*	Press Release issued by Encana, dated October 10, 2014.

(a)(5)(ix)*	Complaint filed by Gary Shayne, individually and on behalf of all others similarly situated, on October 9, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(x)*	Complaint filed by Maxine Phillips, individually and on behalf of all others similarly situated, on October 17, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(xi)*	Complaint filed by Mandle Rousseau, individually and on behalf of all others similarly situated, on October 17, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(xii)*	Complaint filed by The City of Cambridge Retirement System, on behalf of itself and on behalf of all others similarly situated, on October 23, 2014, in the Court of Chancery of The State of Delaware.

(a)(5)(xiii)*	Press Release issued by Encana, dated November 3, 2014.

(a)(5)(xiv)*	Memorandum of Understanding, dated November 3, 2014, by and among the parties to the actions described in the Complaints.

(a)(5)(xv)	Press Release issued by Encana, dated November 13, 2014.

(d)(1)	Agreement and Plan of Merger, dated September 27, 2014, by and among Athlon, Encana and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

(d)(2)*	Confidentiality Agreement, dated September 5, 2014, by and between Encana and Athlon.

(d)(3)*	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana, Purchaser and AP Overseas VII (Athlon FC) Holdings, L.P., Apollo Athlon Holdings, L.P and certain directors of Athlon.

(d)(4)*	Form of Tender Support Agreement, dated September 27, 2014, by and among Encana, Purchaser and certain members of Athlon’s management.

(d)(5)*	Form of Non-Exchange Agreement, dated September 27, 2014, by and among Encana, Purchaser, Athlon and certain unitholders of Athlon Holdings LP.

(d)(6)	Form of Amendment to Employment Agreement, dated September 27, 2014, by and between Athlon and Robert C. Reeves (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

Index No.

(d)(7)	Form of Amendment to Employment Agreements, dated September 27, 2014, by and between Athlon and certain officers of Athlon (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Athlon with the Securities and Exchange Commission on October 2, 2014).

(d)(8)*	Amendment to the Agreement and Plan of Merger, dated November 3, 2014, by and among Athlon, Encana and Purchaser.

(d)(9)*	Form of Release Letter, dated November 3, 2014, executed by Encana and Purchaser and addressed to the Supporting Stockholders.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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